

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Mr. Jeffery Davison
Chief Financial Officer
Rightnow Technologies, Inc.
136 Enterprise Blvd
Bozeman, MT 59718

> **Re:** **Rightnow Technologies, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **File No. 000-31321**

Dear Mr. Davison:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Business Description and Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-8

1. We note that you enter into multiple-element arrangements that include professional services and subscription services. Please describe the nature of the professional services included in your multiple-element arrangements and tell us how you determined that these services have standalone value. In your response, please clarify whether these professional services are actually sold separately by a third-party vendor and tell us

whether such services are sold separately for every type/combination of subscription you sell. We refer you to ASC 605-25-25-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief